UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31704

FNX Mining Company Inc.
(Exact name of registrant as specified in its charter)

55 University Avenue, Suite 700
Toronto, Ontario, Canada
M5J 2H7
(416) 628-5929
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, No Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  241

Pursuant to the requirements of the Securities Exchange Act of 1934, FNX Mining Company Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 13, 2006	By:	/s/ Ronald P. Gagel
Ronald P. Gagel
Vice President and CFO